Exhibit 12.1

EOP Operating Limited Partnership
Statement of Earnings to Combined Fixed Charges and Preferred Distributions
(Dollars in thousands)

	For the three months ended	For the three months ended	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended

	September 30, 2003	September 30, 2002	June 30, 2003	March 31, 2003	September 30, 2003	September 30, 2002

Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and discontinued operations principle	$118,399	$177,311	$117,612	$143,993	$380,007	$525,496

Plus Fixed Charges:
Interest expense	206,410	198,935	206,604	205,323	618,337	606,696
Capitalized interest	2,218	6,082	1,201	3,598	7,017	16,467
Loan amortization cost	1,652	1,290	2,091	1,692	5,435	3,708

Fixed charges	210,280	206,307	209,896	210,613	630,789	626,871
Plus preferred distributions	10,508	15,451	15,395	15,461	41,364	47,112

Combined fixed charges and preferred distributions	220,788	221,758	225,291	226,074	672,153	673,983

Plus amortization of capitalized interest	618	445	434	434	1,486	1,312
Plus distributed income of investments in unconsolidated joint ventures	25,092	24,641	24,083	16,668	65,843	124,731
Less preferred distributions	(10,508)	(15,451)	(15,395)	(15,461)	(41,364)	(47,112)
Less capitalized interest	(2,218)	(6,082)	(1,201)	(3,598)	(7,017)	(16,467)

Total	12,984	3,553	7,921	(1,957)	18,948	62,464

Earnings	$352,171	$402,622	$350,824	$368,110	$1,071,108	$1,261,943

Combined fixed charges and preferred distributions	$220,788	$221,758	$225,291	$226,074	$672,153	$673,983

Earnings to combined fixed charges and preferred distributions	1.6	1.8	1.6	1.6	1.6	1.9